07020964

WOLLMUTH MAHER & DEUTSCH LLP

500 FIFTH AVENUE

NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2007
WASH, D.C.
180

SUPPL

January 31, 2007

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

	Announcement	**Issue Date**
1.	Voting Rights and Capital	January 31, 2007

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: *George Rudy*
George Rudy
Authorized Representative

Enclosures

PROCESSED

FEB 12 2007

THOMSON FINANCIAL

Issued: 31 January 2007

Marks and Spencer Group PLC (the "Company") – Voting Rights and Capital

In accordance with the Transparency Directive's transitional provision 6 (the Directive) we would like to notify the market of the following:

The Company's capital consists of 1,698,676,211 ordinary shares with voting rights. The Company does not hold any shares in Treasury at the date of this disclosure.

Therefore, the total number of voting rights in the Company is 1,698, 676,211.

The above figure can be used by shareholders as the denominator for the calculations by which to determine if they are required to notify their interest in, or a change to their interest in the Company under the FSA's Disclosure and Transparency Rules.

For further information please contact:

Anthony Clarke
020 8718 9940

WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

January 30, 2007

SUPPL

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

Announcement	Issue Date
1. Dividend Reinvestment Plan	January 30, 2007

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: [signature]
George Rudy
Authorized Representative

Enclosures

Anthony Thompson		30,324	De minimis
Richard Wolff		41,332	De minimis

The above information has been disclosed under DR 3.1.4R(1) and, where applicable, in accordance with section 324 (as extended by section 328) of the Companies Act 1985.

For further information, please contact:

Anthony Clarke
020 8718 9940

END